July 23, 2024

Jerome Silvey
Chief Executive Officer and Director
EQV Ventures Acquisition Corp.
1090 Center Drive
Park City, UT 84098

       Re: EQV Ventures Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 11, 2024
           File No. 333-280048
Dear Jerome Silvey:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Summary of Risk Factors , page 35

1. Refer to prior comment 3. Please further revise the permitted withdrawals risk factor on page 36 to disclose that in addition, $625,000 of the total underwriting commissions is payable in cash to the underwriter out of working capital.
Risk Factors, page 38

2. We note your revised disclosure that the Class A ordinary shares and the Class B ordinary shares have different voting rights. Please revise your risk factors section to address the risks relating to such disparate voting rights.
 July 23, 2024
Page 2
If we are deemed to be an investment company under the Investment Company Act . .. ., page 46

3. Refer to the last sentence in prior comment 4. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

       Please contact Kristina Marrone at 202-551-3429 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Ruairi Regan at 202-551-3269 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Julian Seiguer, Esq.